Exhibit (a)(5)(F)

CIM Commercial Trust Announces Exchange Rate for Recent Tender Offer for Series L Preferred Stock

DALLAS—November 21, 2019— CIM Commercial Trust Corporation (NASDAQ: CMCT and TASE: CMCT-L) (“we”, “our” or the “Company”), a real estate investment trust that primarily acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States, announced today that the aggregate purchase price of $78,437,049.60 U.S. dollars (“USD”) for the 2,693,580 shares of Series L Preferred Stock accepted for purchase by the Company in the tender offer that expired on November 20, 2019 (the “Tender Offer”) was converted to New Israeli Shekels (“ILS”) at a weighted average exchange rate of 3.4616096 ILS/USD.

In accordance with the terms of the Tender Offer, holders of shares of Series L Preferred Stock accepted for purchase by the Company in the Tender Offer will receive 100.8020716 ILS per accepted share (the $29.12 USD per share purchase price, as converted to ILS at the 3.4616096 ILS/USD weighted average exchange rate), less any applicable withholding taxes.

The depositaries for the Tender Offer in Israel and the U.S. will, as promptly as practicable, coordinate the payment of the purchase price in ILS in respect of shares of Series L Preferred Stock tendered to them and accepted by us, and the return to tendering holders of all shares of Series L Preferred Stock tendered to them and not accepted for payment by us.

Israel Brokerage & Investments, I.B.I. Ltd is serving as the coordinator for the Tender Offer in Israel and Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company N.A., are serving together as the U.S. depositary for the Tender Offer.

IMPORTANT NOTICE

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of the Company, including the Series L Preferred Stock.

ABOUT CIM COMMERCIAL TRUST CORPORATION

CIM Commercial Trust Corporation is a real estate investment trust that primarily acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States. Its properties are primarily located in Los Angeles and the San Francisco Bay Area. CIM Commercial Trust is operated by affiliates of CIM Group, L.P., a vertically-integrated owner and operator of real assets with multi-disciplinary expertise and in-house research, acquisition, credit analysis, development, financing, leasing, and onsite property management capabilities. (www.cimcommercial.com).

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” regarding the Tender Offer. Such forward-looking statements are based on particular assumptions that management of the Company has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances. Forward-looking statements are necessarily estimates reflecting the judgment of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. For a list and description of the risks and uncertainties inherent in forward-looking statements, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the Schedule TO relating to the Tender Offer.

Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. The Company undertakes no obligation to publicly update or release any revisions to its forward-looking statements, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise, except as required by law.

For CIM Commercial Trust Corporation Media Relations:

Bill Mendel, 212-397-1030 bill@mendelcommunications.com Or

Investor Relations:

Steve Altebrando, 646-652-8473 investors@cimcommercial.com